

# 2026
EARNINGS REPORT


1
CCS

# 2026
# EARNINGS REPORT



**Enric Asunción**

Co-Founder &
Chief Executive Officer



**Isabel López Trujillo**

Chief Financial Officer



**Michael Wilhelm**

Investor Relations

# Disclaimer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox's expected future operating results and financial position, including the expected impact of Wallbox's renewed capital structure; industry and company growth, and Wallbox's growth, profitability and cost optimization, business strategy and plans, and related reinforcement of Wallbox's sales and service organization.

The words "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "focus," "forecast," "intend," "likely," "may," "might," "plan," "possible," "potential," "predict," "project," "should," ""target," will," "would" and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox's history of operating losses; risk related to the restructuring plan, including Wallbox's inability to achieve projected operating improvements following the restructuring; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox's forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox's supply or manufacturing partners; Wallbox's reliance on the third-parties outside of its control; risks related to Wallbox's technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption "Risk Factors" in Wallbox's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the "SEC"), accessible on the SEC's website at www.sec.gov and the Investor Relations section of Wallbox's website at investors.wallbox.com. Any such forward-looking statements represent management's estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

This presentation includes measures not calculated in accordance with the International Financial Reporting Standards ("IFRS"). See the slides at the end of this presentation for additional information and a reconciliation of these non-IFRS measures. Reconciliations of the forward-looking non-IFRS measures to the most directly comparable IFRS measures cannot be provided without unreasonable efforts and are not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations and certain other items reflected in our reconciliation of historical non-IFRS measures, the amounts of which could be material.

Unless otherwise indicated, information contained in this presentation concerning Wallbox's industry and the markets in which it operates, including its general expectations, market position and market opportunity, is based on its management's estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While Wallbox believes the information from these third-party publications, research, surveys and studies is reliable, it does not guarantee the accuracy or completeness of such information, and Wallbox has not independently verified this information. Management's estimates are derived from publicly available information, their knowledge of the company's industry and their assumptions based on such information and knowledge, which they believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Wallbox's periodic reports filed with the SEC under the caption "Risk Factors." These and other factors could cause Wallbox's future performance and market expectations to differ materially from its assumptions and estimates.

Q2 2026

# Highlights

## Q2 Revenue

**€23.9M**

## Q2 Gross Margin[1]

**38.0%**

Low end of guided range

**€7.8M**

Adjusted EBITDA loss[2]



**~22,900 AC units sold**

**46 DC units sold**

## Q2 Labour costs & OPEX

**29%**

Decrease YoY

1. See slide 16 for definitions
2. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric

Q2 2026

# Revenues by Geography

## North America
€5.6M / 23%[1]

## Europe
€17.7M / 74%[1]

## LATAM
€615k / 3%[1]

## APAC
€0k / 0%[1]

1. As percentage of revenue

Q2 2026

# Revenues by Product



## AC Sales

€15.8M / 66%[1]



## DC Sales

€1.6M / 7%[1]



## Software, Services & Others

€6.5M / 27%[1]



7%
66%
27%

1. As percentage of revenue

Q2 2026

# Market Overview

EVs Sold in Key Markets[1]


+30% YoY
ROW
EU
NA
1.94
2.13
2.14
2.10
2.53
0.4
0.5
0.5
0.6
0.8
1.1
1.0
1.3
1.2
1.4
0.5
0.6
0.3
0.3
0.4
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026

- North American EV market remains soft but improved sequentially
- European EV market continues to grow strongly in Q2 2026
- The positive European market trends are reflected in sales order intake

1. Rho Motion EV Charging Database – July 2026 – In Millions

Q2 2026

# Financial Review

### Q2 Revenue

**€23.9M**

Below guidance on operational constraints, not demand

### Q2 Labor Costs & OPEX

**€17.3M**

29% YoY improvement

### Q2 Gross Margin[1]

**38.0%**

Improved sequentially

### Q2 Adjusted EBITDA Loss[2]

**€7.8M**

Approximately flat year-over-year


wallbox

1. See slide 16 for definitions
2. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric

Q2 2026

# Key Financial Metrics



€25.1M[1]

Q2 Cash And Cash Equivalents And Financial Investments

Significant sequential improvement due to refinancing and financial discipline

€191M

Q2 Loans and Borrowings

Restructuring plan court-approved and binding on all creditors

€38.8M

Q2 Consolidated Inventory

Reduced 4% quarter-over-quarter, continuing to support incremental cash flow

€0.0M

Q2 Capex

Persist with innovation with minimal CAPEX spending

Q2 2026

# Closing Thoughts

- *Growing sales order intake, this quarter up 11% sequentially*
- *Converting our growing backlog with more predictable operations to improve profitability*
- *Significantly improved financial position with finalization of restructuring and additional equity raise*



wallbox
wallbox

| Q3 Expected Revenue Range | Q3 Expected Gross Margin[1] | Q3 Expected Adjusted EBITDA[2] |
|---|---|---|
| €29–31M | 38%–40% | €(6.5)–(4.5)M |

1. See slide 16 for definitions
2. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric

# Q&A



wallbox

# Consolidated Statement of Profit or Loss[1]

Unaudited, in € 000's

| | YEAR ENDED | | QUARTER ENDED | | |
|---|---|---|---|---|---|
| | **2025** | **2024** | **Q2 2026** | **Q1 2026** | **Q2 2025** |
| Revenue | 145,120 | 163,943 | 23,918 | 29,700 | 38,289 |
| Change in inventories and raw materials and consumables used | (89,582) | (107,920) | (14,836) | (18,626) | (23,806) |
| Gross Profit | **55,538** | **56,023** | **9,082** | **11,074** | **14,483** |
| Employee benefits | (51,561) | (71,488) | (10,297) | (9,130) | (13,161) |
| Other operating expenses | (42,701) | (54,089) | (7,032) | (7,996) | (11,142) |
| Amortization and depreciation | (34,189) | (37,873) | (4,442) | (5,668) | (10,082) |
| Impairment of assets | (26,755) | (26,415) | - | - | 1,255 |
| Net other income | 374 | 25 | 1,673 | 12 | (142) |
| Operating Loss | **(99,294)** | **(133,817)** | **(11,016)** | **(11,708)** | **(18,789)** |
| Financial income | 533 | 1,945 | 11 | 7 | 136 |
| Financial expense | (17,920) | (23,680) | (9,461) | (5,043) | (4,703) |
| Change in fair value derivative warrant liabilities | 1,910 | 1,081 | (7,277) | 43 | 419 |
| Foreign exchange gains/(losses) | 11,663 | (4,044) | (996) | (2,528) | 7,778 |
| Financial Results | **(3,814)** | **(24,698)** | **(17,723)** | **(7,521)** | **3,630** |
| Loss before Tax | **(103,108)** | **(158,515)** | **(28,739)** | **(19,229)** | **(15,159)** |
| Income tax credit | (87) | 6,723 | 159 | (129) | (903) |
| Loss for the Period | **(103,195)** | **(151,792)** | **(28,580)** | **(19,358)** | **(16,062)** |

1. See slide 16 for definitions

Financial Overview

# Reconciliation[1]

Unaudited, in € 000's

| | YEAR ENDED | | QUARTER ENDED | | |
|---|---|---|---|---|---|
| | 2025 | 2024 | Q2 2026 | Q1 2026 | Q2 2025 |
| Loss for the Period | **(103,195)** | **(151,792)** | **(28,580)** | **(19,358)** | **(16,062)** |
| Income tax credit | 87 | (6,723) | (159) | 129 | 903 |
| Amortization and depreciation | 34,189 | 37,873 | 4,442 | 5,668 | 10,082 |
| Financial income | (533) | (1,945) | (11) | (7) | (136) |
| Financial expenses | 17,920 | 23,680 | 9,461 | 5,043 | 4,703 |
| Change in fair value of derivative warrant liabilities | (1,910) | (1,081) | 7,277 | (43) | (419) |
| Foreign exchange gains/(losses) | (11,663) | 4,044 | 996 | 2,528 | (7,778) |
| EBITDA | **(65,105)** | **(95,944)** | **(6,574)** | **(6,040)** | **(8,707)** |
| Share based payment expenses | 1,746 | 2,836 | 62 | 96 | (18) |
| Other items | (374) | (25) | (1,673) | (12) | 142 |
| One-time expenses | 7,450 | 6,123 | 397 | (23) | 2,292 |
| Other non-cash expenses | 67 | 712 | - | - | 41 |
| Impairment of assets | 26,755 | 26,415 | - | - | (1,255) |
| Adjusted EBITDA | **(29,461)** | **(59,883)** | **(7,788)** | **(5,979)** | **(7,505)** |

1. See slide 16 for definitions

Financial Overview

# Cash & Cash Equivalents

Unaudited, in € 000's

| | QUARTER ENDED 30 JUNE | | YEAR ENDED 31 DECEMBER | |
|---|---|---|---|---|
| | 2026 | 2025 | 2025 | 2024 |
| Cash and cash equivalents | 19,948 | 27,304 | 4,446 | 20,036 |
| Financial Investments (1) | 5,116 | 5,078 | 5,133 | 25,578 |
| Cash, cash equivalents and Financial Investments | **25,064** | **32,382** | **9,579** | **45,614** |

1. Financial Investments are included in Other Current Financial Assets

Financial Overview

# Investments and Loans & Borrowings

Unaudited, in € 000's

| | QUARTER ENDED 30 JUNE | | YEAR ENDED 31 DECEMBER | |
|---|---|---|---|---|
| | 2026 | 2025 | 2025 | 2024 |
| Investments in Property, plant and equipment and Intangible Assets | | | | |
| Property, plant and equipment | (22) | 405 | 619 | 3,114 |
| Intangible assets - excluding R&D (salaries capitalized) | 34 | 607 | 1,367 | 6,790 |
| Total Investments in Property, plant and equipment and Intangible Assets | **12** | **1,012** | **1,986** | **9,904** |
| Non-Current Liabilities – Loans and Borrowings | 140,146 | 79,765 | 54,764 | 66,659 |
| Current Liabilities – Loans and Borrowings | 51,105 | 101,780 | 109,902 | 131,810 |
| Total Loans and Borrowings | **191,251** | **181,545** | **164,666** | **198,469** |

# Definitions and Disclosures

1 "EBITDA" is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses).

2 "Adjusted EBITDA" is defined as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, impairment of assets and other items outside the scope of our ordinary activities.

3 Operating loss consists of Wallbox's revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.

4 Wallbox's revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.

wallbox

# Thank you
# Gracias
# Danke
# 谢谢

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